Exhibit 16.1

McGladrey LLP

March 4, 2013

Securities and Exchange Commission

Washington, D.C. 20549

Commissioners:

We have read the statements of Envestnet, Inc. included under Item 4.02 if its Form 8-K filed on March 1, 2013, and we agree with such statements to the extent that they are responsive to Item 4.02(b) of Form 8-K. We express no view with respect to the other statements made.

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